PE 2-26-02

02020496

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT ON FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 26, 2002

SEC MAIL PROCESSING RECEIVED MAR 11 2002 WASH. D.C. 354 SECTION

AGRIUM INC.
(Exact name of registrant as specified in its charter)

Alberta, Canada	**0-25742**	**91-158568**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

13131 Lake Fraser Drive Calgary, Alberta, Canada T2J 7E8
(Address of principal executive offices)

Registrant's telephone, including area code:	**(403) 225-7000**
Former name or former address, if changed since last report:	**Suite 426, 10333 Southport Road SW, Calgary, Alberta, Canada, T2W 3X6**

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ______ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

[signature]

Ian Hornby-Smith
Vice President, Controller

PROCESSED
MAR 13 2002
THOMSON
FINANCIAL

EXHIBIT LIST

Press Release #02-005 dated March 5, 2002 (as issued by the Registrant and as filed with The Toronto Stock Exchange).

Agrium

NEWS RELEASE
(for U.S. Release Only)

02-005

Date: March 05, 2002

Contacts:
Director, Investor Relations:
Jim Pendergast
Tel: (403) 225-7357
Fax: (403) 225-7609

E-mail: investor@agrium.com
WWW: http://www.agrium.com

AGRIUM INC. ANNOUNCES U.S.$110,320,000 COMMON SHARE OFFERING

CALGARY, Alberta -- Agrium Inc. (TSE and NYSE: **AGU**) today announced that it has entered into an agreement to sell, to a syndicate of underwriters, 11,200,000 common shares at U.S.$9.85 per common share to raise gross proceeds of U.S.$110,320,000 on a bought-deal basis. Agrium has granted the underwriters an option, exercisable for a period of 30 days from the date of the closing of the offering, to purchase up to an additional 1,344,000 common shares at the same offering price to cover over-allotments, if any, and for market stabilization purposes. The gross proceeds of the issue will be U.S.$123,558,400 if the option is fully exercised. The issue will be offered to the public in all provinces of Canada by means of a short-form prospectus. Closing is expected to occur on March 20, 2002.

Net proceeds from the issue will be used to repay existing bank indebtedness of Agrium.

The securities being offered by Agrium have not been, nor will be, registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from the registration requirements is available. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.